UNITED STATES
             	     SECURITIES AND EXCHANGE COMMISSION
               	  	    Washington, D.C.  20549

			         FORM 12b-25

		          NOTIFICATION OF LATE FILING


(Check one): [ ]Form 10-K  [x]Form 20-F  [ ]Form 10-Q  [ ]Form N-SAR


		For Period Ended: December 31, 2003
				 __________________________

		[ ]	Transition Report on Form 10-K
		[ ]	Transition Report on Form 20-F
		[ ]	Transition Report on Form 11-K
		[ ]	Transition Report on Form 10-Q
		[ ]	Transition Report on Form N-SAR

		For the Transition Period Ended:_____________________



         Read Instruction (on back page) Before Preparing Form.
                       Please Print or Type.

  Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s)to which the notification relates:

_____________________________________________________________________

PART I - REGISTRANT INFORMATION

         Corporacion Durango, S.A. de C.V.
_____________________________________________________________________
Full Name of Registrant

         N/A
_____________________________________________________________________
Former Name if Applicable

         Torre Corporativa Durango, Potasio 150
_____________________________________________________________________
Address of Principal Executive Office (Street and Number)

         Ciudad Industrial, Durango, Durango, Mexico 34208
_____________________________________________________________________
City, State and Zip Code



PART II - RULES 12b-25(b) AND (c)

If the subject report could  not be filed   without  unreasonable effort
or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

   	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

  [x]	(b) The  subject annual  report, semi-annual report,  transition report on Form 10-K, Form 20-F, Form 11-K or Form NSAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

   	(c) The accountant's statement or other exhibit required by Rule 12b-25(c)
            has been attached if applicable.



PART III - NARRATIVE

State below  in  reasonable  detail  why   forms  10-K,  20-F, 11-K 10-Q,
N-SAR, or thetransition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Annual Report on Form 20-F for the year ended December 31, 2003 without unreasonable effort or expenses as Registrant has been unable to complete its financial statements in time to file by the filing date due to:


  (i)	delays in  the  completion  of   the   U.S.  GAAP reconciliation
        of the financial statements of the Registrant and the non-wholly owned subsidiaries that guarantee certain of its debt securities as a result of the change in the Registrant's auditors during the 2003 fiscal year; and

  (ii)	the  resolution of accounting and  disclosure issues relating to the Registrant's proposed financial restructuring and concurso mercantil filing in Mexico.




PART IV - OTHER INFORMATION

   (1)	Name and telephone number of person to contact in regard to this notification

	Gabriel Villegas    	011 (5255)        5488-0380
        ________________	____________	_________________
            (Name)	   	(Area Code)	(Telephone Number)

   (2)	Have all  other  periodic reports  required  under Section 13 or
        15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                         Yes[x]    No[ ]
   	________________________________________________________________

   (3)	Is  it  anticipated  that any significant change in  results  of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

        				    	          Yes[x]   No[ ]

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate,state the reasons why a reasonable estimate of the results cannot be made.


 Based on the financial statements of the Registrant prepared under Mexican GAAP that were filed under cover of Form 6-K on May 21, 2004, were filed under cover of Form 6-K on May 21, 2004, net sales for the year ended December 31, 2003 were Ps 6,831.0 million, representing a 15.9% decrease over net sales of Ps 8,124.5 million for the year ended December 31, 2002. Net loss in the year ended December 31, 2003 was Ps (3,354.2) million, or Ps (36.03) per share, compared to net loss of Ps (3,738.9) million, or Ps (39.78) per share, for the year ended December 31, 2002.

________________________________________________________________________

                      Corporacion Durango, S.A. de C.V.
	        ______________________________________________
	  	(Name of Registrant as Specified in Charter)


 has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date   July 1, 2004			By  /s/ Gabriel Villegas
     ___________________           	   _________________________
					   Gabriel Villegas
                                           Secretary


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.